________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------

                                  CARSON, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                 COSMAIR, INC.
                            CRAYON ACQUISITION CORP.
                      (NAMES OF FILING PERSONS (OFFERORS))
                              -------------------

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   145845103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JOHN D. SULLIVAN, ESQ.
                                GENERAL COUNSEL
                                 COSMAIR, INC.
                   575 FIFTH AVENUE, NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 818-1500
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                              -------------------

                                    COPY TO:

                             ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                           TELEPHONE: (212) 310-8000
                              -------------------

                           CALCULATION OF FILING FEE


            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE

                 $86,822,699                                       $17,365

* For purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 10,083,485 shares of Class A common stock, par value $0.01 per share, of Carson, Inc. (the 'Shares'), 5,126,163 Shares issuable upon conversion of outstanding Class C shares and a maximum of 1,487,025 Shares issuable upon the exercise of outstanding options, at a price of $5.20 per Share, without interest. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      None            Filing Party:    Not Applicable
Form or Registration No.:    Not Applicable  Date Filed:      Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

    Check the appropriate boxes below to designate any transactions to which the statement relates:

   [x] third-party tender offer subject to Rule 14d-1.
   [ ] issuer tender offer subject to Rule 13e-4.
   [ ] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

________________________________________________________________________________

                                  SCHEDULE TO

    This Tender Offer Statement on Schedule TO ('Schedule TO') relates to the offer by Crayon Acquisition Corp., a Delaware corporation (the 'Purchaser') and a wholly-owned subsidiary of Cosmair, Inc., a Delaware corporation ('Parent'), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the 'Shares'), of Carson, Inc., a Delaware corporation (the 'Company'), pursuant to Purchaser's offer to purchase all outstanding Shares at a price of $5.20 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2000 (the 'Offer to Purchase'), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the 'Offer'), copies of which are attached as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1. SUMMARY TERM SHEET

    The information set forth in the Offer to Purchase under 'Summary Term Sheet' is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION
(a) The name of the subject company is Carson, Inc., a Delaware corporation. The Company's principal executive offices are located at 65 Ross Road, Savannah, Georgia 31405 and its phone number is (912) 651-3400.
(b) The information set forth in the Offer to Purchase under 'Introduction,' Section 1 ('Terms of the Offer; Expiration
                       Date') and Section 6 ('Price Range of the Shares;
                       Dividends') is incorporated by reference herein.
(c)                    The information set forth in the Offer to Purchase in
                       Section 6 ('Price Range of the Shares; Dividends') is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
(a), (b), (c)          This Schedule TO is being filed by Purchaser and Parent. The information set forth in the Offer to Purchase under
                       'Introduction,' in Section 9 ('Certain Information
                       Concerning Purchaser, Parent and Certain Entities Directly
                       or Indirectly Controlling Parent') and in Schedule I to the
                       Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION
(a)(1)(i-viii, xii)    The information set forth in the Offer to Purchase under
                       'Introduction,' Section 1 ('Terms of the Offer; Expiration
                       Date'), Section 2 ('Acceptance for Payment and Payment'),
                       Section 3 ('Procedures for Accepting the Offer and Tendering
                       Shares'), Section 4 ('Withdrawal Rights'), Section 5
                       ('Certain U.S. Federal Income Tax Consequences'), Section 11
                       ('Purpose of the Offer and the Merger; Plans for the
                       Company; the Merger Agreement, the Stockholders Agreement
                       and other Agreements; Other Matters'), Section 14 ('Certain
                       Conditions of the Offer') and Section 15 ('Certain Legal
                       Matters; Required Regulatory Approvals') is incorporated
                       herein by reference.
(a)(1)(ix)             Not applicable.

(a)(1)(x)              Not applicable.

(a)(1)(xi)             Not applicable.

(a)(2)(i-iv, vii)      The information set forth in the Offer to Purchase under
                       Section 11 ('Purpose of the Offer and the Merger; Plans for
                       the Company; the Merger Agreement, the Stockholders
                       Agreement and Other Agreements; Other Matters) is
                       incorporated herein by reference.

(a)(2)(v)              Not applicable.

(a)(2)(vi)             Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a)                    No transactions, other than those described in paragraph
                       (b), have occurred during the past two years between the filing person and the Company or any of its affiliates that are not natural persons.

(b)                    The information set forth in the Offer to Purchase under
                       'Introduction,' Section 9 ('Certain Information Concerning
                       Purchaser, Parent and Certain Entities Directly or
                       Indirectly Controlling Parent'), Section 10 ('Background of
                       the Offer; Contacts with the Company') and Section 11
                       ('Purpose of the Offer and the Merger; Plans for the
                       Company; the Merger Agreement, the Stockholders Agreement
                       and Other Agreements; Other Matters') is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a) The information set forth in the Offer to Purchase under 'Introduction,' Section 10 ('Background of the Offer;
                       Contacts with the Company') and Section 11 ('Purpose of the Offer and the Merger; Plans for the Company; the Merger
                       Agreement, the Stockholders Agreement and Other Agreements;
                       Other Matters') is incorporated herein by reference.

(c)(1-7)               The information set forth in the Offer to Purchase under
                       'Introduction,' Section 7 ('Effect of the Offer on the
                       Market for the Shares; Stock Exchange Listings; Exchange Act
                       Registration; Margin Regulations'), Section 10 ('Background
                       of the Offer; Contacts with the Company'), Section 11
                       ('Purpose of the Offer and the Merger; Plans for the
                       Company; the Merger Agreement, the Stockholders Agreement
                       and Other Agreements; Other Matters') and Section 13
                       ('Dividends and Distributions') is incorporated herein by
                       reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a)                    The information set forth in the Offer to Purchase under
                       Section 12 ('Source and Amount of Funds') is incorporated herein by reference.

(b)                    Not applicable.

(d)                    Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)(b)                 The information set forth in the Offer to Purchase under
                       'Introduction', Section 9 ('Certain Information Concerning
                       Purchaser, Parent and Certain Entities Directly or
                       Indirectly Controlling Parent'), Section 10 ('Background of
                       the Offer; Contacts with the Company') and Section 11
                       ('Purpose of the Offer and the Merger; Plans for the
                       Company; the Merger Agreement, the Stockholders Agreement
                       and Other Agreements; Other Matters') is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a) The information set forth in the Offer to Purchase under 'Introduction' and Section 16 ('Certain Fees and Expenses') is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS
(a)(b) Because the consideration offered consists solely of cash, the offer is not subject to any financing condition and the Offer is for all outstanding Shares, Purchaser believes the financial condition of Parent, Purchaser and their affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 11. ADDITIONAL INFORMATION
(a) The information set forth in the Offer to Purchase under 'Introduction,' Section 1 ('Terms of the Offer; Expiration
                       Date') Section 11 ('Purpose of the Offer and the Merger;
                       Plans for the Company; the Merger Agreement and Other
                       Agreements; Other Matters') and Section 15 ('Certain Legal
                       Matters; Required Regulatory Approvals') is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference

ITEM 12. EXHIBITS
(a)(1)(A)              Offer to Purchase, dated March 8, 2000.

(a)(1)(B)              Letter of Transmittal.

(a)(1)(C)              Notice of Guaranteed Delivery.

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)              Form of letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees.

(a)(1)(F)              Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9.

(a)(1)(G)              Summary Advertisement, dated March 8, 2000, appearing in the
                       Wall Street Journal.

(b)                    Not applicable.

(d)(1)                 Agreement and Plan of Merger, dated as of February 25, 2000, by and among Parent, Purchaser and the Company.
                       (Incorporated by reference to Exhibit (2) to the Company's
                       Form 8-K, dated February 25, 2000 (the 'Company 8-K')).

(d)(2)                 Stockholders Agreement, dated as of February 25, 2000, by
                       and among Parent, Purchaser, the Company and the holders of
                       Shares and shares of Class C Common Stock, par value $.01
                       per share, of the Company ('Class C Shares') parties
                       thereto. (Incorporated by reference to Exhibit (10.1) of the
                       Company 8-K.)

(d)(3)                 Confidentiality Agreement, dated July 24, 1997, as extended, by and between Parent and the Company.

(d)(4) Exclusivity Agreement, dated as of February 3, 2000, by and between the Company, and Parent and agreed to by DNL
                       Partners Limited Partnership (incorporated by reference to
                       Exhibit (e)(2) to the Schedule 14D-9 filed by the Company on March 8, 2000 ('Company's Schedule 14D-9')).

(d)(5) Employment Agreement, dated as of February 25, 2000, by and between Parent and Malcolm R. Yesner (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9).

(d)(6) Reimbursement Agreement, dated as of February 25, 2000, among the Company and certain directors of the Company
                       (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9).

(d)(7)                 Letter Agreement, dated as of February 25, 2000, among
                       DNL Partners Limited Partnership and Parent (incorporated by reference to Exhibit (e)(10) to be filed by amendment to the Schedule 14D-9).

(d)(8) Form of Indemnity Release between certain officers and directors of the Company and Parent (incorporated by reference to Exhibit (e)(11) to be filed by amendment to the Schedule 14D-9).

(g)                    Not applicable.

(h)                    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 8, 2000 that the information set forth in this statement is true, complete and correct.

                                          COSMAIR, INC.

                                          By: /S/ ROGER DOLDEN
                                             .................................
                                          Name: Roger Dolden
                                          Title:  Executive Vice President,
                                                  Chief Administrative Officer
                                                  and Secretary

                                          CRAYON ACQUISITION CORP.

                                          By: /S/ ROGER DOLDEN
                                             .................................
                                          Name: Roger Dolden
                                          Title:  Vice President and Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)(A)    Offer to Purchase, dated March 8, 2000.
(a)(1)(B)    Letter of Transmittal.
(a)(1)(C)    Notice of Guaranteed Delivery.
(a)(1)(D)    Form of letter to clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)    Form of letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(1)(F)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
(a)(1)(G)    Summary Advertisement, dated March 8, 2000, appearing in the
             Wall Street Journal.
(d)(1)       Agreement and Plan of Merger, dated as of February 25, 2000, by and among Parent, Purchaser and the Company.
             (Incorporated by reference to Exhibit (2) of the Company
             8-K)
(d)(2)       Stockholders Agreement, dated as of February 25, 2000, by
             and among Parent, Purchaser, the Company and the holders of
             Shares and Class C Shares parties thereto. (Incorporated by reference to Exhibit (10.1) of the Company 8-K)
(d)(3)       Confidentiality Agreement, dated July 24, 1997, as extended, by and between Parent and the Company.

(d)(4) Exclusivity Agreement, dated as of February 3, 2000, by and between the Company, and Parent and agreed to by DNL
             Partners Limited Partnership (incorporated by reference to
             Exhibit (e)(2) to the Schedule 14D-9 filed by the Company on March 8, 2000 ('Company's Schedule 14D-9')).

(d)(5) Employment Agreement, dated as of February 25, 2000, by and between Parent and Malcolm R. Yesner (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9).

(d)(6) Reimbursement Agreement, dated as of February 25, 2000, among the Company and certain directors of the Company
             (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9).

(d)(7)       Letter Agreement, dated as of February 25, 2000, among
             DNL Partners Limited Partnership and Parent (incorporated by reference to Exhibit (e)(10) to be filed by amendment to the Schedule 14D-9).

(d)(8) Form of Indemnity Release between certain officers and directors of the Company and Parent (incorporated by reference to Exhibit (e)(11) to be filed by amendment to the Schedule 14D-9).

